SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Record EBITDA of NIS 71 Million dated August 12, 2009.

                                                                          ITEM 1

012 Smile.Communications Reports Record EBITDA of NIS 71 Million

Press Release
Source: 012 Smile.communications Ltd.
On Wednesday August 12, 2009, 1:16 am EDT

PETACH TIKVA, Israel, August 12 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ Global Market and TASE: SMLC), an Israeli telecommunications service provider, today reported financial results for the three and six month periods ended June 30, 2009.

    Results for the Second Quarter

    - Second quarter revenue increased by 10% to NIS 291 million (US $74 million)

    - Broadband segment revenue increased by 14%

    - International long distance (ILD) business revenue up year-over-year and quarter-over-quarter

    - Operating income increased by 25% to NIS 41 million (US $10 million)

    - Net income increased by 367% to NIS 26 million (US $6.6 million) or NIS
      1.02 per share (US $0.26 per share)

    - Total of 120,000 local telephony lines as of the end of the quarter

    - Cash flow from operations for the quarter increased by 30% to NIS 59 million (US $15 million)

012 Smile.Communications reported quarterly revenues increased by 10% to NIS 291 million (US $74 million) for the quarter ended June 30, 2009, compared to NIS 264 million for the same period in 2008. Revenue from broadband services increased 14% to NIS 150 million (US $38 million) for the quarter ended June 30, 2009 compared to NIS 132 million for the second quarter of 2008. Revenues from traditional voice services for the quarter were NIS 141 million (US $36 million) compared to NIS 132 million for the same period last year.

Operating income for the second quarter of 2009 increased to NIS 41 million (US $10 million) compared with NIS 33 million for the same period last year. Operating income for the second quarter of 2009 benefited from a one-time adjustment of NIS 3.8 million (US $1 million) relating to the reversal of the majority of a loss provision taken previously with respect to the Company's exposure in an ongoing legal dispute, which is now moving towards settlement.

Adjusted EBITDA for the second quarter of 2009 increased to a record amount of NIS 71 million (US $18 million) compared with NIS 63 million for the same period last year. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Net income for the quarter ended June 30, 2009 increased to NIS 26 million (US $6.6 million), or NIS 1.02 per fully diluted share, compared to NIS 6 million, or NIS 0.22 per fully diluted share, for the same period in 2008.

The Company's net financial debt decreased from NIS 302 million as of December 31, 2008 to NIS 176 million (US $45 million) as of June 30, 2009, reflecting the positive cash flow generation of the Company.

Ms. Stella Handler, CEO of 012 Smile.Communications, said, "We are pleased to report another strong quarter characterized by on-track performance across all metrics. Financially, we have recorded significant growth in revenues from both operating segments while reducing operating expenses, enabling us to achieve strong profits across the board, including a new record EBITDA. Strategically, we have achieved the customer acquisition targets that we set for ourselves last year, and continue to seek out the best path for entering Israel's mobile market."

Ms. Handler continued, "On the macro level, we are encouraged by signs indicating that our markets are returning to a growth phase. Government statistics show a clear rebound in outgoing telephony traffic and our own ILD business is confirming the trend. The implication is that we were minimally impacted by the recession and are now ready to move to the next stage. With a strong balance sheet, lean operations and positive cash flow, we are well positioned to take advantage of growing markets and the opportunities that they will produce."

Conference Call Information Management will host an interactive teleconference to discuss the results today, August 12, 2009, at 09:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. 0-800-917-5108 from within the U.K., 1-866-485-2399 from Canada or +972-3-918-0610 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Notes:

Non-GAAP Measurements Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of no-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars For the convenience of the reader, the reported NIS figures of June 30, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2009 (NIS 3.919 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    012 Smile.Communications Ltd.
    Consolidated Balance Sheets

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                               June 30 December 31       June 30
                                                  2009        2008          2009
                                           (Unaudited)    (Audited)  (Unaudited)
                                                 NIS thousands       $ thousands

    Current assets

    Cash and cash equivalents                     60,910    60,652    15,542
    Marketable securities                        271,346    76,742    69,239
    Trade receivables, net of allowance for
    doubtful accounts of
    NIS 12,730 and NIS 11,739 at December 31,
    2008 and June 30, 2009                       205,674   203,009    52,481
    Prepaid expenses and other current assets     26,402    23,038     6,737
    Deferred tax assets                                -    17,838         -
    Total current assets                         564,332   381,279   143,999

    Long-term trade receivables                    6,400     6,350     1,633
    Marketable securities                              -   152,020         -
    Assets held for employee severance benefits   16,577    16,499     4,230
    Property and equipment, net                  173,757   169,406    44,337
    Other assets, net                            315,673   291,607    80,549
    Other intangible assets, net                 162,972   174,640    41,585
    Goodwill                                     411,171   411,171   104,917

    Total assets                               1,650,882 1,602,972   421,250


The accompanying notes are an integral part of the combined consolidated financial statements.

    012 Smile.Communications Ltd.
    Consolidated Balance Sheets

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                                June 30 December 31      June 30
                                                   2009        2008         2009
                                            (Unaudited)    (Audited) (Unaudited)
                                                 NIS thousands       $ thousands

    Liabilities and shareholders' equity
    Current liabilities

    Current maturities of long-term obligations    62,256    99,295    15,886
    Accounts payable                              127,876   141,055    32,630
    Loan from the parent company                  112,635   111,344    28,741
    Other payables and accrued expenses           136,631   115,339    34,864
    Parent company payable                          2,271     1,410       579
    Related parties payables                          433     2,228       110
    Deferred tax liabilities                        1,428         -       364
    Total current liabilities                     443,530   470,671   113,174

    Long-term liabilities

    Debentures                                    334,783   385,919    85,426
    Long-term obligations and other payables            -       143         -
    Deferred tax liabilities                       28,671    25,535     7,316
    Liability for employee severance benefits      33,196    32,430     8,470
    Total long-term liabilities                   396,650   444,027   101,212

    Shareholders' equity

    Ordinary shares NIS 0.1 par value               2,536     2,536       647

    Additional paid-in capital                    614,777   612,009   156,871
    Accumulated other comprehensive income (loss)  29,996  (14,645)     7,654
    Retained earnings                             163,393    88,374    41,692

    Total shareholders' equity                    810,702   688,274   206,864

    Total liabilities and shareholders' equity  1,650,882 1,602,972   421,250

012 Smile.Communications Ltd.
Combined and Consolidated Statements of Operations

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                                                       Six month
                                                                          period
                                                                           ended
                     Three month period ended  Six month period ended    June 30
                               June 30               June 30
                           2009       2008       2009       2008            2009
                       (Unaudited) (Unaudited) (Unaudited)(Unaudited)    (Unaud-
                                                                           ited)
                                     NIS thousands                   $ thousands

   Revenue               290,905     263,607     575,305     526,964     146,799

   Cost and operating
   expenses:
   Cost of revenue       201,821     177,367     395,394     354,057     100,892
   Selling and
   marketing              35,304      36,048      73,097      74,564      18,652
   General and
   administrative         12,739      15,479      25,360      28,281       6,471
   Impairment and
   other
   charges                     -       1,903           -       6,705           -

   Total operating
   expenses              249,864     230,797     493,851     463,607     126,015

   Operating income       41,041      32,810      81,454      63,357      20,784
   Financial (income)
   expenses                5,222      24,758    (22,041)      47,345     (5,624)

   Income before
   income taxes           35,819       8,052     103,495      16,012      26,408

   Income tax expense,
   net                     9,853       2,486      28,480       4,764       7,267

   Net income             25,966       5,566      75,015      11,248      19,141

   Earnings per share
   Basic and diluted
   earnings
   per share                1.02        0.22        2.96        0.44        0.76

   Weighted average
   number
   of ordinary shares
   used in
   calculation of
   basic and
   diluted earnings
   per share          25,346,272  25,360,000  25,351,023  25,360,000  25,351,023

    012 Smile.Communications Ltd.
    Combined and Consolidated Statements of Cash Flows

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                                                       Six month
                                                                          period
                     Three month period ended  Six month period ended      ended
                              June 30                June 30             June 30
                           2009        2008       2009       2008           2009
                       (Unaudited) (Unaudited) (Unaudited)(Unaudited)    (Unaud-
                                                                           ited)
                                      NIS thousands                  $ thousands

    Cash flows from
    operating
    activities:
    Net income              25,966     5,566      75,015    11,248    19,141

    Adjustments to
    reconcile net
    income to net cash
    provided by
    operating
    activities:

    Depreciation and
    amortization            28,405    26,963      55,742    53,506    14,224
    Stock-based
    compensation             1,239       950       2,478       950       632
    Deferred tax
    expenses (benefit)       5,295       298       8,282      (65)     2,113
    Accrued interest on
    debentures               4,624     5,958       5,420    11,239     1,383
    Increase (decrease)
    in allowance
    for doubtful
    accounts, net                -       178       (991)       178     (253)
    Increase (decrease)
    in employee
    severance benefits,
    net                        656       464         688     (944)       175
    Linkage and interest
    differences
    on long-term
    obligations,
    exchange
    rate difference and
    other                    3,464    19,401       (245)    38,323      (63)
    Realized and
    unrealized income
    on marketable
    securities, net       (22,455)   (4,075)    (23,969)   (4,506)   (6,116)

    Changes in assets
    and liabilities,
    net of effects of
    acquisition:
    Trade receivables
    including
    non current portion    (1,671)     1,299     (1,724)   (1,295)     (440)
    Prepaid expenses and
    other
    current assets          20,001     6,368     (3,364)     (157)     (858)
    Other assets, net          109       125         215       233        55
    Accounts payable      (20,144)   (9,792)    (21,318)  (39,708)   (5,440)
    Receivables
    (payables) from
    parent company and
    related
    parties, net               215     1,359       (934)     5,303     (238)
    Other payables and
    accrued
    expenses                13,202   (9,650)      21,292    17,819     5,434

    Net cash provided by
    operating
    activities              58,906    45,412     116,587    92,124    29,749

    Cash flows from
    investing
    activities:
    Purchase of property
    and
    equipment and other
    assets                (14,991)  (10,779)    (35,943)  (23,497)   (9,171)
    Investment in
    trading marketable
    securities            (82,998) (126,398)   (113,028) (198,654)  (28,841)
    Proceeds from sale
    of
    marketable
    securities             124,029    36,917     153,935    36,917    39,279

    Net cash provided by
    (used in)
    investing activities    26,040 (100,260)       4,964 (185,234)     1,267

    012 Smile.Communications Ltd.
    Combined and Consolidated Statements of Cash Flows (cont'd)

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                                                       Six month
                                                                          period
                     Three month period ended  Six month period ended    ended
                               June 30                June 30            June 30
                           2009        2008       2009       2008           2009
                       (Unaudited) (Unaudited) (Unaudited)(Unaudited)    (Unaud-
                                                                           ited)
                                      NIS thousands                  $ thousands

    Cash flows from
    financing
    activities:
    Changes in
    short-term bank
    credit, net           (21,170)  (61,080)           -   (2,407)         -
    Payments in respect
    of long-term
    finance arrangement    (9,511)   (9,260)    (26,551)  (12,972)   (6,775)
    Purchase of treasury
    shares
    at cost                  (273)         -       (468)         -     (119)
    Repayment of
    debentures                   -         -    (99,960)         -  (25,507)

    Net cash used in
    financing
    activities            (30,954)  (70,340)   (126,979)  (15,379)  (32,401)

    Changes in cash and
    cash
    equivalents             53,992 (125,188)     (5,428) (108,489)   (1,385)
    Effect of exchange
    rate changes              (62)  (10,489)       5,686  (27,328)     1,451
    Cash and cash
    equivalents at
    beginning of the
    year                     6,980   229,755      60,652   229,895    15,476

    Cash and cash
    equivalents
    at end of year          60,910    94,078      60,910    94,078    15,542

    012 Smile.Communications Ltd.
    Reconciliation Table of Non-GAAP Measures
                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                        $1 = NIS
                                                                           3.919
                                                                       Six month
                                                                          period
                     Three month period ended  Six month period ended      ended
                                June 30               June 30            June 30
                           2009        2008       2009       2008          2009
                       (Unaudited) (Unaudited) (Unaudited)(Unaudited)    (Unaud-
                                                                           ited)
                                        NIS thousands                $ thousands
    GAAP operating
    income                  41,041    32,810      81,454    63,357    20,784

    Adjustments
    Amortization of
    acquired
    intangible assets        5,606     6,820      11,440    13,640     2,919
    Other charges                -     1,903           -     6,705         -
    Expenses recorded
    for stock
    compensation in
    accordance with SFAS
    123(R)                   1,239       950       2,478       950       632

    Non-GAAP adjusted
    operating income        47,886    42,483      95,372    84,652    24,335

    GAAP tax expenses,
    net                      9,853     2,486      28,480     4,764     7,267

    Adjustments

    Amortization of
    acquired intangible
    assets Included in
    tax expenses, net        1,487     1,842       2,974     3,683       759

    Non-GAAP tax
    expenses, net           11,340     4,328      31,454     8,447     8,026

    Net income as
    reported                25,966     5,566      75,015    11,248    19,141

    Taxes on income          9,853     2,486      28,480     4,764     7,267
    Other charges                -     1,903           -     6,705         -
    Expenses recorded
    for stock compensation
    in accordance with
    SFAS 123(R)                1,239       950       2,478       950       632
    Financial (income)
    expenses                 5,222    24,758    (22,041)    47,345   (5,624)
    Depreciation and
    amortization            28,405    26,963      55,742    53,506    14,224

    Adjusted EBITDA         70,685    62,626     139,674   124,518    35,640

    Investor relations contacts:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel: +972-3-516-7620

    Garth Russell - KCSA Strategic Communications grussell@kcsa.com / Tel: +1-212-896-1250

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                 (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  August 12, 2009